October 20, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: James M. Daly, Assistant Director

Re:     RealMed Corporation
          Registration Statements on Form S-1
          File Nos. 333-34138 and 333-34140

Ladies and Gentlemen:

RealMed Corporation, an Indiana corporation (the "Company"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statements on Form S-1 (File Nos. 333-34138 and 333-34140), together with all amendments and exhibits thereto.

Due to conditions in the public capital markets, the Company has determined not to complete its initial public offering at this time pursuant to the Registration Statements. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been or will be sold pursuant to the Registration Statements.

If you have any questions or require further information or documentation, please do not hesitate to call the undersigned or Scott E. Herbst, Esq. at (317) 580-0658.

Sincerely,

/s/Robert J. Hicks

Robert J. Hicks
Chairman of the Board and Chief Executive Officer

cc:     Hillel Moerman
         Michael Fay
         Tony Stanco